UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).   Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).   Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator Holdings Ltd. on November 4, 2014: Navigator Holdings Ltd. Orders Two Handysized LPG Carriers

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.

Description

99.1

Press Release of Navigator Holdings Ltd. dated November 4, 2014.

NEWS RELEASE

November 3, 2014

NAVIGATOR HOLDINGS LTD. ORDERS TWO HANDYSIZED LPG CARRIERS

London, England, November 3, 2014―Navigator Holdings Ltd. (NYSE: NVGS) today announces that the Company has ordered two 22,000 cubic meter semi-refrigerated liquefied gas carriers at Hyundai Mipo Dockyard (“HMD”) in South Korea at a construction cost of $51.0 million each. The vessels are scheduled to be delivered in January and March 2017 respectively.

These two LPG vessels will operate on agreed time charters for an initial term of five years from delivery, with a charterer’s option, exercisable prior to the delivery of the vessels, to extend the term for an additional five years – making them each ten year time charters. The vessels will be built with the latest maritime technologies, maximum cargo capacities and fuel efficiencies as well as technical specifications which are unavailable on much of our existing fleet, and required by our charterer.

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders.  Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including thirteen newbuildings scheduled for delivery by the end of March 2017.

Forward Looking Statements

Statements included in this press release concerning plans and objectives of Navigator’s (“we,”or “our”) management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•

future operating or financial results;

•

pending acquisitions, business strategy and expected capital spending;

•

operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•

general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•

estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the receipt of our thirteen newbuildings and the timing of the receipt thereof;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•

our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

changes in governmental rules and regulations or actions taken by regulatory authorities;

•

potential liability from future litigation;

•

our expectations relating to the payment of dividends; and

•

other factors discussed in Navigator’s filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Gas

Attention: Investor Relations department

New York:

399 Park Avenue, 38th Floor, New York, NY 10022.   Tel: 1 212 355-5981

London:

21 Palmer Street, London, SW1H 0AD.    Tel: 44 (0)20 7340-4850

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 4, 2014

By:

/s/ Niall Nolan

Name:

Niall Nolan

Title:

Chief Financial Officer